UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Digital Domain Media Group, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

25386U104

(CUSIP number)

Nathan Ward 505 South Flagler Dr. Suite 1400 West Palm Beach, FL 33401

(Name, address and telephone number of person authorized to receive notices and communications)

June 7, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25386U104

(1)	Names of reporting persons PBC GP III, LLC 27-1665113
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 16,497,383 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 16,497,383 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 16,497,383 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 39.6%*
(14)	Type of reporting person (see instructions) OO

*	All calculations of percentage set forth herein are based on a total of 41,677,149 common shares outstanding as reported in the Digital Domain Media Group’s Form 10-Q, as filed with the Securities and Exchange Commission on May 15, 2012.

SCHEDULE 13D

CUSIP No. 25386U104

(1)	Names of reporting persons PBC Digital Holdings, LLC 27-3521552
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 8,038,340 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 8,038,340 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 8,038,340 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.3%*
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 25386U104

(1)	Names of reporting persons PBC MGPEF DDH, LLC 27-3989173
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 4,734,575 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 4,734,575 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 4,734,575 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.4%*
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 25386U104

(1)	Names of reporting persons PBC Digital Holdings II, LLC 27-4388494
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 3,054,057 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 3,054,057 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,054,057 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.3%*
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 25386U104

(1)	Names of reporting persons PBC DDH Warrants, LLC 27-3970997
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 670,411 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 670,411 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 670,411 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.6%*
(14)	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer.

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Digital Domain Media Group, Inc., a Florida corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 15, 2012 (the “Initial Schedule”) on behalf of the Reporting Persons (as defined in the Initial Schedule and amended hereto).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and replaced in its entirety with the following:

The shares of Common Stock, the warrants, and convertible notes were acquired by the Reporting Persons because of the belief that the Common Stock, the warrants, and convertible notes represent an attractive investment. The Reporting Persons intend to optimize the value of its investments and, therefore, will review from time to time the Issuer’s business affairs, financial position, and contractual rights and obligations. Based on such evaluation and review, as well as general economic, industry, and market conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition or disposition of the Common Stock or other securities through open market transactions, privately negotiated transactions, a tender offer, a merger, an exchange offer, or otherwise. As part of monitoring their investments, the Reporting Persons may also, from time to time, seek to meet with and have discussions with the Issuer’s management and directors and, further, may communicate with other holders of Common Stock to understand their views of the Issuer’s operating strategy and financial performance.

(a) On June 7, 2012, PBC Digital Holdings entered into two call option agreements with Hudson Bay Master Fund Ltd., Empery Asset Master Ltd., Hartz Capital Investments, LLC, Tenor Opportunity Master Fund, Ltd., Aria Opportunity Fund, Ltd., Parsoon Special Situation Ltd., Iroquois Master Fund Ltd. and Kingsbrook Opportunities Master Fund LP (each a “Purchaser” and collectively, “Purchasers”) in which it granted Purchasers a call option to purchase shares of Common Stock at an exercise price of $4.25. The first such option agreement, relating to an aggregate of 535,974 shares of Common Stock, shall expire the earlier of (i) the date that is one (1) trading day after the six (6) month anniversary of the date on which all of the option shares have been registered for resale for the benefit of the option holders under one or more registration statements of the Company which have been declared effective by the United States Securities and Exchange Commission and (ii) the date that is fourteen (14) months from the date of the option agreement (the “6 Month Option Agreement”). The other such option agreement, relating to an aggregate of 535,975 shares of Common Stock, shall expire the earlier of

(i) the date that is ten (10) trading days after the twelve (12) month anniversary of the date on which all of the option shares have been registered for resale for the benefit of the option holders under one or more registration statements of the Company which have been declared effective by the United States Securities and Exchange Commission and (ii) the date that is eighteen (18) months from the date of the option agreement (the “12 Month Option Agreement”).

On June 7, 2012, PBC Digital Holdings II entered into two call option agreements with Purchasers in which it granted Purchasers a call option to purchase up to an aggregate of 203,636 shares of Common Stock on the same terms as the 6 Month Option Agreement and up to an aggregate of 203,636 shares of Common Stock on the same terms as the 12 Month Option Agreement.

On June 7, 2012, PBC MGPEF DDH entered into two call option agreements with Purchasers in which it granted Purchasers a call option to purchase up to an aggregate of 315,689 shares of Common Stock on the same terms as the 6 Month Agreement and up to an aggregate of 315,688 shares of Common Stock on the same terms as the 12 Month Option Agreement.

On June 7, 2012, PBC DDH Warrants entered into two call option agreements with Purchasers in which it granted Purchasers a call option to purchase up to an aggregate of 44,701 shares of Common Stock on the same terms of the 6 Month Option Agreement and up to an aggregate of 44,701 shares of Common Stock on the terms of the 12 Month Agreement.

This description of the call option agreements does not purport to be complete and is qualified in its entirety by the text of the call option agreements, copies of which are attached as Exhibits B through I and which are incorporated by reference herein.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and replaced in its entirety with the following:

(a)	The percentages used herein are calculated based upon the of 41,677,149 common shares outstanding as reported in the Digital Domain Media Group’s

Form 10-Q, as filed with the Securities and Exchange Commission on May 15, 2012.

PBC Digital Holdings is the direct holder of 8,038,340 shares of Common Stock, representing approximately 19.3% of the outstanding Common Stock.

PBC MGPEF DDH is the direct holder 4,734,575 shares of Common Stock, representing approximately 11.4% of the outstanding Common Stock.

PBC Digital Holdings II is the direct owner of 3,054,057 shares of Common Stock, representing approximately 7.3% of the outstanding Common Stock.

PBC DDH Warrants is the direct holder of 670,411 shares of Common Stock, representing approximately 1.6% of the outstanding Common Stock.

Due to PBC GP III’s relationship as the sole manager of PBC Digital Holdings, PBC Digital Holdings II, PBC MGPEF DDH, and PBC DDH Warrants, PBC GP III may be deemed to beneficially own, in the aggregate, 16,497,383 shares of Common Stock, representing approximately 39.6% of the outstanding Common Stock. PBC GP III disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Common Stock and any warrants relating thereto.

As of the date hereof, the Reporting Persons beneficially own and have sole power to vote and sole power of disposition over 16,497,383 shares of the Common Stock of the Issuer, or approximately 39.6% of the Issuer’s outstanding Common Stock.

(b)	Each of the Reporting Persons is deemed to share with PBC GP III the power to vote or to direct the vote and to dispose or to direct the disposition of their respective shares of Common Stock.

(c)	Except for the transactions described in Items 3 and 4 above and 6 below, no other transactions in the Common Stock were effected by the Reporting Persons hereto during the sixty days before the date of this Schedule 13D.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and replaced in its entirety with the following:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit A, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated February 13, 2012.

Exhibit B	Call Option Agreement, dated June 7, 2012.

Exhibit C	Call Option Agreement, dated June 7, 2012.

Exhibit D	Call Option Agreement, dated June 7, 2012.

Exhibit E	Call Option Agreement, dated June 7, 2012.

Exhibit F	Call Option Agreement, dated June 7, 2012.

Exhibit G	Call Option Agreement, dated June 7, 2012.

Exhibit H	Call Option Agreement, dated June 7, 2012.

Exhibit I	Call Option Agreement, dated June 7, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2012

PBC GP III, LLC

By:	/s/ Nathan Ward
Name:	Nathan Ward
Its:	Manager

PBC Digital Holdings, LLC By: PBC GP III, LLC Its: Manager

By:	/s/ Nathan Ward
Name:	Nathan Ward
Its:	Manager

PBC MGPEF DDH, LLC By: PBC GP III, LLC Its: Manager

By:	/s/ Nathan Ward
Name:	Nathan Ward
Its:	Manager

PBC Digital Holdings II, LLC By: PBC GP III, LLC Its: Manager

By:	/s/ Nathan Ward
Name:	Nathan Ward
Its:	Manager